May 24, 2012

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn:      Mr. Kevin Woody
Accounting Branch Chief
cc: Robert Telewicz
      Staff Accountant

Re:          Kimco Realty Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-10899

Dear Mr. Woody:

This letter sets forth the response of Kimco Realty Corporation (the “Company”) to the comment letter from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by facsimile on May 3, 2012, relating to the Company’s Form 10-K for the year ended December 31, 2011, filed on February 27, 2012. For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Result of
Operations

General

1.
We have considered your response to our prior comment 2. While we recognize that same store measures must be considered in the context of other  performance information, and that the definition of “same store” may not be consistent across the industry, we continue to believe when accompanied by clear disclosure on how “same store” is calculated, an analysis of same store performance, whether based on same store NOI or some other relevant same metric, would provide useful information to investors regarding management’s ability to improve the performance of the portfolio. Please revise your future filings to include this information or explain to us where a similar analysis has already been included. Include an example of any proposed disclosure in your response.

Response

The Company will include, in future filings, disclosure of Same Property Net Operating Income (“Same Property NOI”) along with a detailed definition of how Same Property NOI is calculated. In addition, the Company will include an analysis of the change in Same Property NOI and provide a reconciliation of Same Property NOI to the nearest Generally Accepted Accounting Principles (“GAAP”) measure. Our disclosure will be presented substantially in the following form:

Same Property Net Operating Income (“Same Property NOI”) is a supplemental non-GAAP financial measure of real estate companies’ operating performance. Same property NOI is considered by management to be an important performance measure of the Company’s operations and management believes that it is helpful to investors as a measure of the Company’s operating performance because it includes only the net operating income of properties that have been owned for the entire current and prior year reporting periods and excludes properties under development and pending stabilization. As such, Same Property NOI assists in eliminating disparities in net income due to the development, acquisition or disposition of properties during the particular period presented, and thus provides a more consistent performance measure for the comparison of the Company's properties.

Same Property NOI is calculated using revenues from rental properties (excluding straight-line rents, lease termination fees and above/below market rents) less operating and maintenance expense, real estate taxes and rent expense, plus the Company’s proportionate share of Same Property NOI from unconsolidated real estate joint ventures, calculated on the same basis.  Same Property NOI includes all properties that are owned for the entire current and prior year reporting periods and excludes properties under development and properties pending stabilization. Properties are deemed stabilized at the earlier of (i) reaching 90% leased or (ii) one year following a projects inclusion in operating real estate (two years for Latin American properties).

Same Property NOI is a supplemental non-GAAP financial measure of real estate companies’ operating performance and should not be considered an alternative to net income in accordance with GAAP or as a measure of liquidity.  Our method of calculating Same Property NOI may differ from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

The following is a reconciliation of the Company’s Net income from continuing operations to Same Property NOI (in thousands):

Year Ended December 31,
	20XX	20XX
Net income from continuing operations	$ xx,xxx	$ xx,xxx
Adjustments:
Management and other fee income	(x,xxx)	(x,xxx)
General and administrative expenses	xx,xxx	xx,xxx
Impairment of property carrying values	x,xxx	-
Depreciation and amortization	xx,xxx	xx,xxx
Other income/(expense)	xx,xxx	xx,xxx
Provision for income taxes, net	x,xxx	x,xxx
Equity in income of other real estate investments, net	(xx,xxx)	(x,xxx)
Non same property net operating income	(xx,xxx)	(xx,xxx)
Non operational expense from joint ventures, net	xx,xxx	xx,xxx
Net operating income from noncontrolling interests	(x,xxx)	x,xxx
Same Property NOI	$ xxx,xxx	$ xxx,xxx

Same Property NOI increased by $x.x million or x.x% for the year ended December 31, 20XX, as compared to the corresponding period in 20XX. This increase is primarily the result of (i) an overall increase in occupancy of approximately X%, (ii) an increase in average rental rates of X%, (iii) a decrease in operating and maintenance expense primarily from a decrease in snow removal costs, offset by (iv) an increase in real estate tax expense and tenant vacancies.

Financial Statements

Consolidated Statements of Operations, page 40

2.
We have considered your response to our prior comment 4. We remain unclear how you determined it would be appropriate to present impairment as two separate captions on the face of your statements of operations.

Response

The Company has reviewed the requirements of Rule 5-03 of Regulations S-X and will, in future filings, present impairment charges as a single line item under operating expenses on the Company’s consolidated statements of operations.

11. Mortgages and Other Financing Receivables, page 67

3.	We have considered your response to our prior comment 6. Please address the following items related to your financing receivables disclosures:
•	Explain to us how you have met the disclosure requirements of ASC Topic 310-10-50-7.
•
We are unclear how you arrived at the conclusion that none of the disclosures in ASC Topic 310-10-50-11B were applicable. Particularly, we are unsure why the disclosure discussed in ASC Topic 310-10-50-11B-c is not required.

•	Clarify for us how you met the disclosure requirements of ASC Topic 310-10-50-a-3 and ASC Topic 310-10-50-c related to your investment in impaired loans.
•	We are uncertain how the information disclosed in Schedule IV to your Form 10-K meets the disclosure requirements of ASC Topic 310-10-50-27 through ASC Topic 310-10-50-30.

Response

The Company has reviewed the disclosure requirements of ASC Topic 310-10-50 and compared these requirements to the Company’s disclosures contained in its Significant Accounting Policies and Footnote 11 - Mortgage and Other Financing Receivables. As a result, the Company will modify, in future filings, the Company’s Mortgage and Other Financing Receivables accounting policy and footnote disclosures to clarify its disclosures regarding (i) loans on nonaccrual status (ASC Topic 310-10-50-7), (ii) allowance for credit losses (ASC Topic 310-10-50-11B and ASC Topic 310-10-50-11B-c), (iii) impaired loans (ASC Topic 310-10-50-a-3 and ASC Topic 310-10-50-c) and (iv) credit quality information (ASC Topic 310-10-50-27 through ASC Topic 310-10-50-30).

  The Company’s proposed changes with respect to mortgage and other financings receivables disclosures are presented below (for your convenience changes made to existing disclosures have been underlined).

 Footnote 1. Summary of Significant Accounting Policies

Mortgages and Other Financing Receivables

Mortgages and other financing receivables consist of loans acquired and loans originated by the Company. Borrowers of these loans are primarily experienced owners, operators or developers of commercial real estate.  The Company’s loans are primarily mortgage loans that are collateralized by real estate. Loan receivables are recorded at stated principal amounts, net of any discount or premium or deferred loan origination costs or fees. The related discounts or premiums on mortgages and other loans purchased are amortized or accreted over the life of the related loan receivable. The Company defers certain loan origination and commitment fees, net of certain origination costs and amortizes them as an adjustment of the loan’s yield over the term of the related loan. The Company reviews on a quarterly basis credit quality indicators such as (i) payment status to identify performing versus non-performing loans, (ii) changes affecting the underlying real estate collateral and (ii) national and regional economic factors.

                Interest income on performing loans is accrued as earned. A non-performing loan is placed on non-accrual status when it is probable that the borrower may be unable to meet interest payments as they become due. Generally, loans 90 days or more past due are placed on non-accrual status unless there is sufficient collateral to assure collectability of principal and interest. Upon the designation of non-accrual status, all unpaid accrued interest is reserved against through current income. Interest income on non-performing loans is generally recognized on a cash basis. Recognition of interest income on non-performing loans on an accrual basis is resumed when it is probable that the Company will be able to collect amounts due according to the contractual terms.

The Company has determined that it has one portfolio segment, primarily represented by loans collateralized by real estate, whereby it determines, as needed, reserves for loan losses on an asset-specific basis. The reserve for loan losses reflects management's estimate of loan losses as of the balance sheet date. The reserve is increased through loan loss expense and is decreased by charge-offs when losses are confirmed through the receipt of assets such as cash or via ownership control of the underlying collateral in full satisfaction of the loan upon foreclosure or when significant collection efforts have ceased.

The Company considers a loan to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due under the existing contractual terms. A reserve allowance is established for an impaired loan when the estimated fair value of the underlying collateral (for collateralized loans) or the present value of expected future cash flows is lower than the carrying value of the loan. An internal valuation is performed generally using the income approach to estimate the fair value of the collateral at the time a loan is determined to be impaired. The model is updated if circumstances indicate a significant change in value has occurred. The Company does not provide for an additional allowance for loan losses based on the grouping of loans as the Company believes the characteristics of the loans are not sufficiently similar to allow an evaluation of these loans as a group for a possible loan loss allowance. As such, all of the Company’s loans are evaluated individually for impairment purposes.

Footnote 11  Mortgages and Other Financing Receivables:

The following table presents performing and non-performing loans as of December 31, 2011(in thousands):

	Number of Loans	Amount
Performing Loans	20	$57,970
Non-Performing Loans	6	45,002
Total	26	$102,972

As of December 31, 2011, the Company had six loans aggregating $45.0 million which were in default for nonpayment of interest only or principal and interest. The Company has placed five of these loans totaling $22.5 million on non-accrual status with respect to the recognition of interest income starting from each loan’s nonperformance date. Nonperformance dates for these loans range from 15 months to four years. The Company also has one loan of $22.5 million that was 90 days past due and continues to accrue interest. Past due amounts for this loan were received in January 2012. The Company assessed each of these six loans and determined that the estimated fair value of the underlying collateral exceeded the respective carrying values as of December 31, 2011. As such, the Company has no impaired loans or loan loss reserves as of December 31, 2011.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions or require further clarification with regard to our responses, please feel free to contact me directly at (516) 869-7290.

Very truly yours,

/s/ Glenn G. Cohen
Glenn G. Cohen
Chief Financial Officer

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